UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number 0-20842
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PLATO Learning, Inc. Savings and Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PLATO Learning, Inc.
10801 Nesbitt Avenue South
Bloomington, MN 55437

PLATO Learning, Inc.
Savings and Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

PLATO Learning, Inc.
Savings and Retirement Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report Of Independent Registered Public Accounting Firm
Participants and Plan Administrator
PLATO Learning, Inc. Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the PLATO Learning, Inc. Savings and Retirement Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 27, 2008

PLATO Learning, Inc.
Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments at fair value	$22,820,735	$22,561,145

Net assets available for benefits at fair value	22,820,735	22,561,145

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,826	41,273

Net assets available for benefits	$22,831,561	$22,602,418

The accompanying notes are an integral part of these financial statements.

PLATO Learning, Inc.
Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Investment income
Net depreciation in fair value of investments	$(923,656)
Interest and dividend income	1,795,160

Total investment income	871,504

Contributions
Participant	2,446,033
Participant rollovers	210,666
Employer	782,090

Total contributions	3,438,789

Total additions	4,310,293

Deductions
Benefits paid to participants	(4,050,580)
Adminstrative expenses	(30,570)

Total deductions	(4,081,150)

Net increase in net assets during the year	229,143
Net assets available for benefits
Beginning of year	22,602,418

End of year	$22,831,561

The accompanying notes are an integral part of this financial statement.

PLATO Learning, Inc.
Savings and Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following description of the PLATO Learning, Inc. (the “Company”) Savings and Retirement Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility Requirements

All employees of the Company are eligible to participate in the Plan upon the completion of three months of employment provided they are least 21 years of age.

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Participants may contribute up to 60% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service (“IRS”) limitations. The plan contains an automatic enrollment feature whereby employees are automatically enrolled at 3% of their pre-tax compensation.

Employer matching contributions are discretionary and accrued based on participant contributions. The matching contribution in 2007 was 50% for each dollar of participant contributions up to a maximum Company contribution of 3% of participant eligible compensation, with a cap of $6,750 in total Company contributions per participant. The Company may also make additional contributions to the Plan at its discretion. Any such amount must be designated by Company resolution.

Eligible participants who have attained age 50 before the close of the calendar year may also make catch-up contributions up to the dollar amount of the catch-up permitted for the year.

Participant Accounts

Individual participant accounts are maintained by the Plan’s recordkeeper, Fidelity Investments Institutional Operations Company, Inc. Each participant’s account is credited with the participant’s contribution, applicable share of Plan investment earnings or loss, net of administrative expenses, and an allocation of employer matching contributions. Plan earnings are allocated based on account balances by fund.

Vesting and Forfeitures

Participants are immediately vested in their contributions and actual earnings thereon. Participants vest in their Company contribution account based on the following schedule:

Vested
Years of Service	Percentage
Less than 1 year	0
1 year but less than 2	33-1/3
2 years but less than 3	66-2/3
3 years or more	100
A participant will also become fully vested upon permanent disability or attainment of normal retirement as defined in the Plan.

Forfeitures of non-vested company contributions are invested in a common collective trust fund and can be used to pay administrative fees of the plan and/or reduce future contributions made by the Company. During the year ended December 31, 2007 no forfeitures were used to pay administrative fees of the plan or reduce employer contributions. There were approximately $49,000 in forfeited non-vested accounts at December 31, 2007.

Benefit Payments

On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments over a specified time or rollover the entire vested portion to a qualified plan or Individual Retirement Account (IRA). If the participant fails to notify the plan administrator of distribution options within 90 days of termination of service and the vested account balance is less than $5,000, the vested balance is automatically rolled into a Fidelity IRA. A participant with less than $1,000 in vested benefits receives a lump sum distribution, net of tax.

Loans

Participants may borrow from their fund accounts a minimum amount of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in the account during the prior twelve months. The term of a loan repayment may not be greater than five years unless the loan qualifies as a residential mortgage loan. The administrator may fix the term of repayment of a residential mortgage loan considering the maturity dates quoted by representative lending institutions in the local area for a similar loan, but in no event greater than for a period of up to 10 years or such longer period as approved on a nondiscriminatory basis by the administrator. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the date of loan origination. Principal and interest is paid ratably through biweekly payroll deductions. Participant notes receivable have interest rates ranging from 5.0% to 9.5% and are due at various dates through November 2019. Repayments are generally made through payroll deductions and are invested among the various investment funds in the same manner as participant contributions.

Investment Options

The Plan offers twenty-two investment options: nineteen mutual funds, two common collective trust funds and one Company stock fund. Plan participants direct the investment of their accounts among these twenty-two options. New investments in the Company stock fund are not permitted. Investments in the Company stock fund are limited to those participants invested in that fund as of March 30, 2005. Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which a participant has not given instructions. Company contributions are invested in the fund options in the same manner as participant contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and assets of the Plan will be distributed in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses while investments in common/collective trusts are valued at fair value based on the market value of the underlying investments. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Value Fund, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents the net appreciation (depreciation) in the value of its investments in the Statement of Changes in Net Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

Payment of Benefits

Benefit payments are recorded upon distribution.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make use of estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

3.	Investments

The following presents details of investments that represent 5% or more of the Plan’s assets as of December 31, 2007 and 2006:

	2007	2006
Mutual funds
American Funds American Mutual A, 155,690 shares in 2006	$—	$4,547,705
American Funds Growth Fund of America, 140,774 and 140,139 in 2007 and 2006, respectively	4,786,304	4,606,357
American Funds EuroPacific Growth Fund A, 47,903 and 44,668 shares in 2007 and 2006, respectively	2,436,802	2,079,765
Managers Special Equity Fund, 21,706 shares in 2006	—	1,800,711
MFS High Income Fund A, 290,549 shares in 2006	—	1,133,143
American Beacon Funds, 138,187 and 126,105 shares in 2007 and 2006, respectively	2,379,588	2,673,419
Franklin Mutual Beacon Funds, 271,283 shares in 2007	4,240,149	—
Fidelity Government Income, 116,103 shares in 2007	1,202,830	—
Fidelity Small Cap Independence Fund, 86,702 shares in 2007	1,726,241	—
Other mutual funds individually less than 5%	2,576,236	2,377,966
Common collective trust fund
Wells Fargo Stable Value Fund, 72,085 and 76,198 shares in 2007 and 2006, respectively	2,894,884	2,906,830
Other common collective trust funds individually less than 5%	194,612
Company Common stock individually less than 5%	101,675	161,689
Participant loans individually less than 5%	281,414	273,560

	$22,820,735	$22,561,145

During 2007, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $923,656 as follows:

Mutual funds	$1,011,648
Common collective trust funds	(130,346)
Common stock	42,354

$923,656

4.	Tax Status

The Plan is a prototype plan. The Internal Revenue Services has determined and informed the Trustee by letter dated October 9, 2003, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Amendment

During 2003, the Company intended to amend the adoption agreement to complete the following: change in the plan’s allowable deferral limit, comply with the requirements of the code section 401(a)(9), and adopt amendments as required by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001. These amendments were drafted but never executed. The Company took remedial actions under the Department of Labor Voluntary Compliance Program. On December 21, 2007, the Company received notice that the Department of Labor accepted the Company’s corrective action.

6.	Party-in-Interest Transactions

Transaction in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2007, the Plan made no purchases and had sales of approximately $18,000 of the Company’s common stock.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$22,831,561
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,826)

Net assets available for benefits per the Form 5500	$22,820,735

The following is a reconciliation of total additions to net assets per the financial statements to total income per the Form 5500:

Total additions to net assets per the financial statements	$229,143
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(10,826)

Total income per the Form 5500	$218,317

SUPPLEMENTAL SCHEDULE
PLATO Learning, Inc.
Savings and Retirement Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,		Fair or
	Borrower, Lessor	Interest Rate, Collateral,		Contract
	or Similar Party	Par or Maturity Date	Cost **	Value
	Fidelity Government Income Fund	Mutual fund		$1,202,830
	Fidelity Small Cap Independence Fund	Mutual fund		1,726,241
	American Funds EuroPacific Growth A	Mutual fund		2,436,802
	American Beacon Fund	Mutual fund		2,379,588
	Spartan Total Market Index Fund	Mutual fund		185,888
	Spartan Extended Market Index Fund	Mutual fund		174,989
	American Growth Fund of America	Mutual fund		4,786,304
	Fidelity High Income Fund	Mutual fund		1,115,317
	Oppenheimer International Small	Mutual fund		851,593
	Franklin Mutual Beacon	Mutual fund		4,240,149
	Fidelity Freedom 2010 Fund	Mutual fund		49,036
	Fidelity Fredom 2020 Fund	Mutual fund		54,738
	Fidelity Freedom 2030 Fund	Mutual fund		11,426
	Fidelity Freedom 2040 Fund	Mutual fund		3,508
	Fidelity Freedom 2015 Fund	Mutual fund		3,683
	Fidelity Freedom 2025 Fund	Mutual fund		10,628
	Fidelity Freedom 2035 Fund	Mutual fund		81,073
	Fidelity Freedom 2045 Fund	Mutual fund		13,096
	Fidelity Freedom 2050 Fund	Mutual fund		21,261
	Wells Fargo Stable Value Fund	Common collective trust fund		2,894,884
	Fidelity Managed Income Portfolio	Common collective trust fund		194,612
*	PLATO Learning, Inc.	Common stock, 25,610 shares		101,675
*	Participant loans	Interest rate ranging from 5.0% to 9.5%, due at various dates through November 2019		281,414

				$22,820,735

*	Denotes party in interest.

**	Cost information not required for participant-directed benefits

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PLATO Learning, Inc. Savings and Retirement Plan
June 30, 2008

By:	/s/ ROBERT J. RUECKL

Robert J. Rueckl
Trustee